September 4, 2009
Via facsimile and U.S. Mail
Mr. Jason N. Ader
Chief Executive Officer
Global Consumer Acquisition Corp.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019

Re:   Global Consumer Acquisition Corp.
                     Revised Preliminary Proxy Statement
	         File No. 001-33803
                     Filed September 3, 2009

Dear Mr. Ader:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement
Amendments to the Original Warrant Agreement, page 2
1. Please revise to include the information in the first paragraph of your response in this section.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any accounting questions may be referred to Lindsay Bryan at
(202) 551-3417 or Senior Chief Accountant John Nolan at (202) 551-3492. Any other questions regarding the comments may be directed to
Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian Windsor
						Special Counsel
						Office of Financial Services

CC:	Via U.S. Mail and Fax:
	Frank J. Lopez, Esq.
	Proskauer Rose LLP
	1585 Broadway
	New York, New York 10036
	Phone (212) 969-3000
	Facsimile (212) 969-2900